EXHIBIT 99.1

GameSquare Esports Congratulates TimTheTatman Tailgate and Jason Lake for Winning Prestigious Tempest Awards

TORONTO, ON / ACCESSWIRE / November 3, 2022 / GameSquare Esports Inc. (CSE:GSQ; OTCQB:GMSQF; FRA:29Q1) (“GameSquare”, or the “Company”), congratulates TimTheTatman Tailgate for winning the New Event of the Year and Jason Lake as recipient of the Lifetime Achievement in Esports award by the Tempest Awards. The Tempest Awards were held on November 2, 2022, at the HyperX Arena in Las Vegas, Nevada, and featured some of the biggest names in esports. Winning a Tempest Award and the nomination of Complexity Gaming as Esports Team of the Year is a testimonial to the growth of the GameSquare family of companies in the esports and gaming ecosystem. Industry leaders are recognizing the effectiveness of the Company’s vertically integrated platform that is connecting brands with fans.

“Congratulations to TimTheTatman and the entire team at GameSquare that organized and hosted the New Event of the Year and to Complexity Gaming, for its nomination as the Esports Team of the Year,” said Justin Kenna, CEO of GameSquare. “The success of TimTheTatman’s Tailgate, the brand awareness it generated, and the uptick in commercial activity across GameSquare, and Complexity, has been extremely positive. I would also like to congratulate Jason Lake, an industry veteran and esports leader, for his Lifetime Achievement in Esports award.”

“As a company, we think creatively about how to connect brands with fans, and we constantly seek innovative ways to engage with our audience. We are expanding our vertically integrated business model to serve global brands and we are scaling rapidly. Congratulations to Complexity Gaming, and GameSquare, for building a leading esports organization and for the hard work that made the TimTheTatman Tailgate a success. The event showcased GameSquare’s creative capabilities to our clients and has led to revenue discussions and opportunities to accelerate growth,” added Mr. Kenna.

“I am thrilled by the success of the TimTheTatman Tailgate and recognition by the Tempest Awards, the gaming community, and our fans,” said Bee Yancey, Head of Partnerships and Brand Experience at GameSquare. “This event resonated with our fans, the creator community including some of the biggest personalities in gaming, and brands that saw firsthand the capabilities of GameSquare’s platform to connect with fans in person and online. This event generated tremendously positive social engagement and brought together gaming, music, and fun, in what has become the benchmark for live events within gaming and esports.”

TimTheTatman’s Tailgate, named New Event of the Year, was a first-of-its-kind gaming and music festival. The Star, in Frisco, Texas was transformed into the epicenter of gaming and esports culture with classic tailgate games, retro arcade, laser tag, $100,000 Fortnite tournament, and performances by some of country music’s biggest stars, including Kane Brown and Mitchell Tenpenny. Throughout the weekend, the event generated 500,000 social engagements across platforms and attracted more than 8,000 attendees. TimTheTatman is one of one of the most popular esports personalities with more than 18 million social followers and a Complexity Gaming team member since September 2021.

1

Complexity Gaming, named as a finalist for the Esports Team of the Year, was acquired by GameSquare Esports in June of 2021. Since then, GameSquare has invested in Complexity’s platform by signing leading streamers and content creators including TimTheTatman, Cloakzy, and the Baka Bros, and has added female content creators, which are at parity with male creators. Complexity Stars, launched in 2021, is the world’s first gaming division for celebrities and professional athletes, and represents an opportunity for brands to further engage with the gaming community. As a result of these investments in Complexity Gaming, the aggregate following for Complexity has grown from approximately ten million to more than 105 million and continues to expand with the addition of new talent, teams, and Complexity Stars members. The rapid growth of the audience has provided scale and amplified brand awareness including a multi-year sponsorship between Complexity Gaming and Lenovo, the exclusive desktop and laptop PC provider to Complexity. Lenovo is the naming rights partner for Complexity’s Frisco-based headquarters, the Lenovo Legion Esports Center.

About GameSquare Esports Inc.

GameSquare Esports Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.: Kevin Wright, President

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

2

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward- looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future performance and revenue; continued growth and profitability; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward- looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

In addition, the estimates of revenues may be considered “future oriented financial information” or “financial outlooks” (collectively, “FOFI”) within meaning of applicable securities legislation. FOFI has been prepared by the Company’s management to provide an outlook of the Company’s activities and has been approved as of the date of this news release. The Company believes that the prospective financial information has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and represents, to the management’s knowledge and opinion, the Company’s course of action. The reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. FOFI, as with forward-looking statements generally, are, without limitation, based on assumptions and subject to the risks set out above. The Company’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, the Company’s revenue may differ materially from the revenue provided in this news release. Except as required by law, GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

SOURCE: GameSquare Esports Inc.

3